FORM U-3A-2

                   SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.
            Statement by Holding Company Claiming Exemption
                           Under Rule U-3A-2
       from the Provisions of the Public Utility Holding Company
                              Act of 1935
                 To be filed Annually Prior to March 1

                             SIGCORP, Inc.

hereby files with the Securities and Exchange Commission pursuant to Rule 2 its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. SIGCORP, Inc. ("SIGCORP") is an investor-owned holding company formed in 1995 under the laws of the State of Indiana by Southern
Indiana Gas and Electric Company ("SIGECO"), a combination gas and electric utility. On January 1, 1996, SIGCORP became the parent of SIGECO, pursuant to a corporate reorganization plan and also became the parent of nonutility subsidiaries formerly owned by SIGECO. SIGCORP is located in Evansville, Indiana. Its principal subsidiary is SIGECO. SIGECO serves customers in 10 southwestern Indiana counties. Nonutility business activities are conducted under separate subsidiaries.

     SIGECO is an operating public utility incorporated on June 10, 1912 under the laws of the State of Indiana. The Company is located in Evansville, Indiana and is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community Natural Gas Company, Inc. ("Community"), an Indiana corporation, which is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community conducts its business in southwestern Indiana.

     In January 1986 SIGECO formed Southern Indiana Properties, Inc. ("SIPI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, SIPI became a wholly-owned subsidiary of SIGCORP. SIPI owns and manages certain investment properties. SIPI is located in Evansville, Indiana and has interests in the following:

     A. Limited partnership interest in low income housing developments (or projects) as follows:
         a. 50.0% in Multihousing I, II, III and IV, located in three small communities in the Des Moines, Iowa area,
         b. 99.0% in House Investments - Martz Tax Credit Fund I, located in four small communities in the Ft. Wayne, Indiana area,
         c. 82.0% in House investments - Martz tax Credit Fund II, located in four small communities in northwestern Ohio,
         d.  99.0% in Prestwick Square, located in Marion, Indiana,
         e.  95.0%   in  Pleasant  View  Housing,  located  in  Hanover,
             Indiana,
         f.  50.0% in Paragus I, located in Indianapolis, Indiana
         g.  50.0% in Paragus II, located in Shelbyville, Indiana,
         h.  99.0%   in   Lafayette  Housing  Associates,   located   in
             Lafayette, Indiana,
         i.  88.3% in Bradford Run, located in Kokomo, Indiana,
         j. 99.0% in Martin Lamplighter, which owns various properties located in communities in Illinois and Indiana,
     B. 0.25% limited partnership interest in Boston Financial Qualified, an investment fund in connection with Boston Housing III, located in Boston, Massachusetts, which invests in low income housing projects nationwide,
     C. 50.0% general partnership interest in SIRO, an equipment lessor, located in Evansville, Indiana,
     D. 9.4% limited partnership interest in Nursing Home Partners I, which owns two nursing homes located in southwestern Indiana,
     E. 100% interest in Southwest Lease Capital, Inc., an Indiana corporation, located in Evansville, Indiana which owns a 100.0% interest in Southern Indiana Joint Ventures, Inc., a Delaware corporation, located in Evansville, Indiana, which was organized to provide a vehicle to enter into leveraged lease transactions. Southern Indiana Joint Ventures, Inc. owns a 100% interest in the following companies:
         a. MCN Equities, Inc., a Delaware corporation, located in Evansville, Indiana, which owns the beneficial interest in a Grantor Trust, which owns an office building located in Lombard, Illinois,
         b. Joint Ventures Affiliated II, Inc., an Indiana corporation, located in Evansville, Indiana, which owns a 9.3% undivided interest in a Grantor Trust, which owns a pump storage reservoir, located in New Jersey.
     F. 100% interest in Southern Indiana Investments Corporation, an Indiana corporation, located in Evansville, Indiana, engaged in making mortgage loans on commercial real estate,
     G. 100% of the beneficial interest in a Grantor Trust which owns and leases railroad cars to Nederlandse Spoorwegon (Dutch
         Rail), a Dutch Corporation, located in Utrecht, Holland, engaged in rail transportation throughout the Netherlands,
     H. 0.8% limited partnership interest in Ridgewood Electric Power Trust II which owns and operates small cogeneration facilities in several different locales in the United States,
     I. 100% of the beneficial interest in a Grantor Trust which owns and leases a gas fired turbine generator to El Paso Electric Company.
     J. 20.0% interest in Midwest Housing Investments JV which makes equity investments in affordable housing in primarily the midwestern United States.

In April 1994 SIGECO formed Energy Systems Group, Inc. ("ESGI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, ESGI became a wholly-owned subsidiary of SIGCORP. ESGI provides equipment, lighting and related energy management design services to industrial and commercial customers. In May 1997, ESGI, IGC Energy (IGC) and Citizens By-Products Coal Company (Citizens) formed ESG, LLC, an equally owned limited liability corporation to continue to perform ESGI's functions. In June 1997, SIGCORP sold two-thirds of its interest in ESGI to IGC and Citizens, at which time, all of the assets of ESGI to ESG, LLC.

     In May 1994 SIGECO formed Southern Indiana Minerals, Inc. ("SIMI"), an Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, SIMI became a wholly-owned subsidiary of SIGCORP. SIMI processes and markets coal combustion by-products. SIMI is located in Evansville, Indiana.

     In  April  1995  SIGECO  formed ComSource, Inc.  ("ComSource"),  an
Indiana corporation, as a wholly-owned subsidiary. As of January 1, 1996, ComSource became a wholly-owned subsidiary of SIGCORP. ComSource provides Internet access and other communication services. ComSource is located in Evansville, Indiana.

     In October 1996, SIGCORP formed SIGCORP Energy Services, Inc. ("SES"), an Indiana corporation, as a wholly owned subsidiary. SES markets natural gas and provides energy management services to utilities, industrial users and other large volume natural gas users. SES is located in Evansville, Indiana.

     In October 1996, SIGCORP formed SIGCORP Capital, Inc. ("SCI"), an Indiana corporation, as a wholly owned subsidiary. SCI provides financing and cash management services for SIGCORP's nonregulated subsidiaries. SCI is located in Evansville, Indiana.

     In December 1996, SIGCORP formed SIGCORP Power Marketing, Inc. ("SPM"), an Indiana corporation, as a wholly owned subsidiary. SPM, upon receiving regulatory approval, will market electricity to regional utilities and power marketers. SPM is located in Evansville, Indiana.

     In December 1996, SIGCORP formed SIGCORP Fuels, Inc. ("SFI"), an Indiana corporation, as a wholly owned subsidiary. SFI, upon receiving regulatory approval, will procure low-cost fuel supplies for SIGECO and other coal consuming customers. SFI is located in Evansville, Indiana.

      In August 1997, SIGCORP Communications Services, Inc (SCSI) was formed to undertake various telecommunications-related initiatives. SCSI activities will focus on communication solutions to small and mid-sized communities.

     2. The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A. B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW.

     SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel.

     SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to "black start" the Brown plant if a catastrophe should cause a partial or total system blackout.

     SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

     SIGECO's transmission system consists of 797 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,860,653 kilovolt amperes. The electric distribution system includes 3,176 pole miles of lower voltage overhead lines and 194 trench miles of conduit containing 1,110 miles of underground distribution cables. The distribution system also includes 87 distribution substations with an installed capacity of 1,602,297 kilovolt amperes and 46,140 distribution transformers with an installed capacity of 1,844,458 kilovolt amperes.

     SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958, is located 10 miles east of Vincennes, Indiana.

     SIGECO's gas transmission system includes 335 miles of transmission
mains,  and  the  gas  distribution  system  includes  2,348  miles   of
distribution mains.

     The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

     Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,546 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 458 miles of distribution mains. Community has no underground gas storage facilities.

     3. For the year ended December 31, 1997, SIGECO's retail and wholesale electric sales totaled 6,284,528,000 kWh, while its retail and transported gas sales totaled 29,369,523 Dth. SIGECO has no electric or gas retail sales outside the State of Indiana. For this same period, SIGECO had wholesale electric sales of 905,902,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line. During 1997, SIGECO purchased 897,802,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1997, SIGECO's retail natural gas sales totaled 14,285,464 Dth and 14,544,059 Dth of natural gas was transported for end users for a total natural gas sold and transported of 29,369,523 Dth, all of which was distributed within the State of Indiana. For this same period, SIGECO had no gas wholesale sales. During 1997, SIGECO purchased for its system supply 16,262,033 Dth of natural gas, 100% of its requirements, from 40 natural gas suppliers.

     For the year ended December 31, 1997, Community's retail gas sales totaled 948,411 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 948,411 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no wholesale natural gas sales. During 1997, Community received for its system supply 964,059 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

     4. SIGCORP does not hold any interest in an exempt wholesale generator or foreign utility company.

     Exhibit A: Consolidating statement of income and surplus of SIGCORP (and its subsidiary companies) for the year ended December 31, 1996, together with a consolidating balance sheet of SIGCORP (and its subsidiary companies) as of the close of such calendar year.

     Exhibit B:  Financial data schedule.

     The above named Company has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 1998.

                                                                SIGCORP,
Inc.


                            By
                                            T. L. Burke
                                      Secretary and Treasurer

ATTEST:


             L. K. Tiemann
             Assistant Secretary

The name, title and address of the officer to whom notice and correspondence concerning this statement should be addressed is:

         T. L. Burke
         Secretary and Treasurer
         SIGCORP, Inc.
         20 N.W. Fourth Street
         Evansville, Indiana  47741-0001

                                                           Exhibit A

                                                           Page 1 of 6
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997


                 SIGECO      SIPI    SIMI    ESG      SESI     Cmsrc   SCI
ASSETS
Utility Plant
 Electric        1,091,349
 Gas               141,646
Accum Depr        (557,631)
Cwip                32,241
Inv in Subs                                                                 9
Inv in Leases               42,964
Inv in ptrshps              20,356           841
Trustee Funds        4,102
Nonutility prop      1,552  26,278   299              127      318
Cash and equiv       1,113   2,512    17     596    1,304      193          1
Temp Inv                       749
Recvbles, net       54,346            10       1   19,965      218
Notes recvble        1,502     134   102              109      250     45,253
Fuel                 8,921
Matls & Supp        14,014            60                        30
Inv Allowance        2,617
Gas in storage       9,045                            862
Oth cur assets       9,833     730    83                5       28
Unamort prem dbt     5,184
Post-retire. ben.    4,294
Oth def chgs        40,335     516   485
Total              864,463  94,238 1,056   1,438   22,372    1,036     45,263

                                                      Exhibit A
                                                           Page 2 of 6

SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997

                      SFI    SCI   SIGCRP    Dbts    Cdts    Total
ASSETS
Utility Plant at cost:
 Electric                                                    1,091,349
 Gas                                                           141,646
Accum Depr                                                    (557,631)
Cwip                                                            32,241
Inv in Subs                       328,652     193              328,853
Inv in Leases                                                   42,964
Invest in ptrshps                                               21,197
Trustee Funds                                                    4,102
Nonutility proper      6       1            5,326               33,907
Cash & Equiv          14       6       71                        5,827
Temp inv                                                           749
Receivables, net             204            2,896    2,824      74,815
Notes recvble         14      50   20,886   1,394   69,694           0
Fuel                                                             8,921
Matls and supp                                                  14,103
Inventory Allow                                                  2,617
Gas in storage                                                   9,907
Oth cur assets       224                      211               11,115
Unamort prem dbt                                                 5,184
Pst-retire. ben                             1,247                5,541
Oth defrd chgs         2      4                                 41,343
Total                260    266   349,609  11,266   401,371    989,896

                                                           Exhibit A

                                                           Page 3 of 6
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997


                   SIGECO     SIPI  SIMI     ESG     SESI  Comsrce       SCI
EQUITY AND LIABIL
Common Stock      (78,258) (1,000) (2,708)    (1)    (92)   (2,355)      (10)
Paid-in cap'l             (18,200)          (499)
Retained Erngs   (228,569)   (618)  2,815   (302)   (380)    1,454       (23)
Cum Ptd Stck      (18,590)
Cum special prefe    (924)
Lg-trm debt      (238,707)                                           (35,000)
Lg-trm Ptrshp Ob   (2,424)
Cur Por LT Dbt    (31,500)
Notes payable     (31,643)                                            (9,724)
Maturng l-t Ob    (12,695)
Maturng Ptrshp Ob          (2,139)
Accounts payable  (27,066)   (321)     (3)       (19,954)    (111)        (1)
Ntes pay          (20,886)(37,697)                (1,793)                (11)
Dividnds payable     (123)
Accrued taxes      (5,925)             (6) (136)     (28)     (23)
Accrd int          (4,635)                                               (483)
Customer Refnds    (1,155)
Oth accrd liab    (16,018)    (54) (1,155) (500)    (126)     (1)        (10)
Acc def inc tax  (114,493)(31,785)
Accum def ITC     (20,249)
Post-retire. ben. (11,271)
Other              (1,755)
  Total          (864,463)(94,238) (1,056)(1,438)(22,372) (1,036)    (45,263)


                                                          Exhibit A

                                                           Page 4 of 6
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997

                       SFI    SCSI SIGCRP    Dbts    Cdts     Total
EQUITY AND LIABILITIES
Common Stock           (1)     (1) (78,258)  84,426         (78,258)
Addl paid-in cap                             18,699
Retnd Earnings         23      65 (270,828) 229,892  4,356 (270,828)
Cum prfd stck                                               (18,590)
Cum spc pfd stck                                               (924)
L-t debt.                                                  (273,707)
L-t Ptrshp Ob                                                (2,424)
Cur Por ARB                                                 (31,500)
Notes pay                                                   (41,367)
Mat l-t dbt                                                 (12,695)
Mat Ptrship Obl                                              (2,139)
Accts pay            (20)  (169)     (96)                   (47,742)
Notes pay           (257)  (151)             66,331   5,537       0
Dividnds payable                                               (123)
Accrd taxes           (4)    (8)    (389)       661      11  (5,868)
Accrd int                            (97)                    (5,216)
Refunds to customers                                         (1,155)
Oth accrd liab               (2)                            (17,866)
Def inc taxes                         60                   (146,218)
Accum def ITC                                               (20,249)
Post-retire. ben. Oblig                                     (11,271)
Other                                                        (1,755)
  Total             (260)  (266) (349,609)  400,009  9,904 (989,896)

                                                           Exhibit A
                                                           Page 5 of 6
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997

                    SIGECO    SIPI  SIMI    ESGI     SESI  Comsorc       SCI
INCOME STATEMENT
 Revenues
  Electric       (272,545)
  Gas             (85,561)
  Energy svcs                                    (71,669)
  Other                      (955)  (26) (1,049)           (1,230)
 Fuel              62,630
 Purch Power       13,985
 Cost of gas sold  54,060
 Cst of svcs rev                                  69,952
 Cst of oth rev                588   203  1,287             1,468
 Oth op Exp        55,611      593 1,079    874    1,038      699         22
 Maintenance       29,086            133               2        4
 Depr & Amort      40,191       91    50     30        4        6
 F&S Inc Taxes     27,259   (2,564) (538)  (182)     244     (356)        14
 Prop/Oth Taxes    12,829       64     3     60       35       (7)
 AFUDC (other)       (581)
 Interest income     (541)  (2,306)        (118)     (27)             (2,039)
 Other, net        (1,448)  (1,282)  (26)  (317)      (0)
 Int on l-t dbt    18,020                                              1,776
 Amrt of prem/disc    671
 Oth int exp        1,769    2,242     0              15        0        209
 AFUDC (borrowed)    (797)
Pfd dividends       1,097
 NET INCOME       (44,266) (3,528)   880    587     (405)     583       (18)

                                                                  Exhibit A
                                                           Page 6 of 6
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY
      Consolidating Trial Balance
      For Twelve Months Ending December 31, 1997


                       SFI     SCI  SIGCRP    Dbt     Cdt    Total
INCOME STATEMENT
 Operating Revenues
  Electric                                                (272,545)
  Gas                                                      (85,561)
  Energy services                                          (71,669)
  Other                       (204)                         (3,462)
 Fuel                                                       62,630
 Purch Power                                                13,985
 Cst of gas sold                                            54,060
 Cst of engy svcs                                           69,952
 Cost of other revenues        169                           3,716
 Oth op Exp             34     135     592    49            60,726
 Maintenance                                                29,225
 Depr & amort                                               40,373
 F&S Inc Taxes         (14)    (40)     37                  23,861
 Prop/Oth Taxes          2       2                          12,989
 AFUDC (other)                                                (581)
 Interest income                      (754) 2,782           (3,004)
 Other, net                                            49   (3,122)
 Int on l-t debt                                            19,797
 Amrt of prem/disc                                             671
 Oth int exp                     1      64          2,782    1,519
 AFUDC (borrowed)                                             (797)
Pfd dividend                                                 1,097
 NET INCOME             23      65    (61)  2,830   2,830  (46,140)


EXHIBIT B


Item .
No.      Caption                                        Amount
(in thousands)

 1.      Total Assets                                   $ 1,030,507
 2.      Total Operating Revenues                         $ 439,453
 3.      Net Income                                        $ 46,140